KW 3/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sumo Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd # 1280
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291-0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 3100 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

13014810

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/12

OATH OR AFFIRMATION

I, Stanton Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SUMO Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS GINA GARCIA MY COMMISSION EXPIRES MAY 12, 2014

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2012

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2012

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report

To the Members:
Chicago, Illinois 60604
Sumo Capital, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Sumo Capital, LLC, which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in Members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sumo Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 25, 2013
Chicago, Illinois 60604

Sumo Capital, LLC

(An Illinois Limited Liability Company)

Statement of Financial Condition

As of December 31, 2012

Assets		
Cash and cash equivalents	$	38,313
Securities owned:		
Marketable securities at fair value		16,149,688
Options, at fair value		3,431,665
Total securities owned at fair value		19,581,353
Accrued receivable		394
Fixed assets net of depreciation		124,238
Investment in preferred stock		10,000
Total assets	$	19,754,298
Liabilities		
Due to broker dealer	$	3,048,410
Securities sold, not yet purchased at fair value:		
Equity securities		10,107,798
Index options		2,933,890
Accrued expenses		68,178
Open trade equity futures		17,965
Total liabilities	$	16,176,241
Member's equity		3,578,057
Total liabilities and member's equity	$	19,754,298

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Trading principal transactions, net of commissions	$	1,987,440
Interest income		334,822
Dividend income		304,695
Other revenue		51,512
Total revenue		2,678,469
Expenses		
Interest expense		860,244
Dividend expense		198,507
Rent and occupancy		71,529
Regulatory and other fees		347,157
Brokerage		390,017
Depreciation		99,045
Legal and professional		85,828
Employee compensation		416,893
Permit fees		136,625
Technology and data fee charges		354,517
Guaranteed payments		111,494
Other operating expenses		318,848
Total expenses		3,390,704
Net loss from operations	$	(712,235)

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Members' equity at January 1, 2012	$	7,991,644
Capital contributions		13,917,724
Capital withdrawals		(17,619,076)
Net loss from operations		(712,235)
Members' equity at December 31, 2012	$	3,578,057

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2012

Cash flows from operating activities:		
Net loss	$	(712,235)
Depreciation and amortization		99,045
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in marketable securities		55,821,185
Decrease in due to/from clearing firm		(17,812,326)
Decrease in securities sold, not yet purchased		(35,013,365)
Increase in dividend receivable		2,342
Decrease in accounts receivable		1,200,963
Increase in futures open trade equity		17,965
Increase in accrued liabilities		(40,727)
Net cash used in operating activities		3,562,847
Cash flows from investing activities:		
Purchase of fixed assets		0
Net cash used in investing activities		(0)
Cash flows from financing activities:		
Capital contribution		13,917,724
Capital withdrawals		(17,619,076)
Net cash provided by financing activities		(3,647,054)
Net decrease in cash and cash equivalents		(138,505)
Cash and cash equivalents, beginning of the year		176,818
Cash and cash equivalents, end of the year	$	38,313

Interest expense paid $ 860,244

The accompanying notes are an integral part of these financial statements.

Note 1 Nature of Business and Significant Accounting Policies

SUMO Capital, LLC. (The "Company"), An Illinois limited liability company was formed on January 10, 2008. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Option Exchange ("CBOE"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently issued accounting pronouncements: In November 2011 the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2013. The adoption of this guidance is not expected to have material impact on the financial position or results of operations.

In May 2011 the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have material impact on the financial statements.

Securities Valuation Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ASC 820 Fair Value Measurement and Disclosures ASC 820 see Note 7

Open trade equity in futures are recorded at fair value in accordance with ASC 820 and recorded as receivable from broker-dealers.

Note 2 Receivable from and Payable to Broker-Dealers

Receivable from and Payable to Broker-Dealers Receivables from and payables to broker dealers represents cash margin as well as net receivables and payables arising from unsettled trades
Due to short term nature the amounts recognized approximate fair value.

Note 3 Income Taxes

The Company is limited liability company with all taxable income or loss recorded in the income tax returns of the Members.

Note 4 Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Management determined that the estimates utilized in preparing its statement of financial condition are reasonable and prudent Actual results could differ from these estimates.

Note 5 Derivative Financial Instruments and Off Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that includes exchange-traded futures and futures options contracts equity and index options and short stocks All derivative instruments are held for trading purposes All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition

Risk arises from the potential inability of counterparties to perform under the terms of the contracts credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf The Company investments and derivatives are all held at Goldman Sachs Execution and Clearing LP. (GSEC) at December 31 2012. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities In managements opinion market risk is substantially diminished when all financial instruments are aggregated.

NOTE 6 Clearing Agreements

The Company has Joint Back Office JBO clearing agreement with GSEC. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement the Company has invested $10,000 in the preferred equity of GSEC. The Company's interest in GSEC is reflected in other asset in the statement of fmancial condition

Under the rules of the Chicago Board Option Exchange the agreement requires agreement requires that the Company maintain minimum net liquidating equity of $1.0 million with GSEC exclusive of its preferred interest investment.

NOTE 7 Fair Value Disclosures

ASC 820 requires disclosures about investments that are measured and reported at fair value Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level Inputs I Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date

Level II Inputs Valuation is based on other than quoted prices included with Level that are observable for substantially the full term of the asset or liability either directly or indirectly

Level II assets include quoted prices for similar assets or liabilities in active markets quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level III Inputs Valuation is based on unobservable inputs for the valuation of the asset or Liability. Level III assets include investments for which there is little if any market activity. These inputs require significant management judgment or estimation.
The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31 2012:

Assets	Level I	Level II	Level III	Total
Securities owned				
Common Stocks	16,149,688			16,149,688
Options	3,431,665			3,431,665
Total	19,581,353	None	None	19,149,688

Liabilities	Level I	Level II	Level III	Total
Receivable Broker-Dealer	3,048,410			3,048,410
Futures OTE	17,965			17,965
Securities sold not yet purchased				
Common Stocks	10,107,798			10,107,798
Options	2,933,890			2,933,890
Total	16,108,063	None	None	16,108,063

NOTE 9 Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $1,719,077 which was $1,619,077 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry These matters could result in censures fines or other sanctions Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition However the Company is unable to predict the outcome of these matters

NOTE 10 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility The time period in which options may be exercised the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Note 11 Derivative Financial Instruments Guarantees and Concentrations of Credit Risk

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose This can and often does result in concentration of credit risk with these firms Such risk however is mitigated by each clearing brokers obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

The Company maintains certain cash deposits with financial institution On occasion these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Note 12 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under GAAP.

As of December 31 2012 and for the year then ended the Company's derivative activities had the following impact on the statement of financial condition:

	Fair Value Asset	Fair Value Liability
Marketable Securities	$ 3,431,665	
Securities sold, net yet Purchased at Fair Value		2,933,890
Futures Open Trade Equity		17,965

NOTE 13 Subsequent Events

The Company's management has evaluated events and transactions through February 25, 2013 the date the statement of fmancial condition was issued.

There were no additional events requiring disclosure in the Company's statement of financial

.

Sumo Capital, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
Pursuant to Uniform Net Capital Rule 15C3-1
December 31, 2012

Members Capital December 31, 2012	$	3,578,057
Less:		
Non allowable assets		-134,238
Charges on CFTC Accts.		-174,450
Hair cut charges		-1,434,406
Undue concentration		-110,886
Net capital	$	1,719,077
Required net capital		100,000
Excess capital	$	1,619,077
Excess capital @ 1000%	$	1,613,618

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Sumo Capital, LLC as of December 31, 2012

The accompanying notes are an integral part of these financial statements.

Sumo Capital, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	54,589
	$	54,589

Ratio: Aggregate Indebtedness to Net Capital	**3.175483 % to 1**

The accompanying footnotes are an integral part of the financial statements

SCHEDULE II

SUMO CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2012

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note: Sumo Capital, LLC is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To: The Members of
Sumo Capital, LLC

In planning and performing our audit of the financial statements of Sumo Capital, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sumo Capital, LLC that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Option Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 25, 2013

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR SUMO CAPITAL, LLC

THE YEAR ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Stanton Todd
Member Sumo Capital, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

To: The Members:

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012. Which were agreed to by Sumo Capital, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating Sumo Capital, LLC compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). Sumo Capital, LLC's management is responsible for Sumo Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amount reported in Form SIPC -7 nothing no differences
3. Compared any adjustments reported in For, SIPC 7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC- 7 on which it was originally computed noting no differences.

We were not engage to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such and opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
February 25, 2013

Sumo Capital, LLC
SIPC Calculation
For the year ending December 31, 2012

SIPC Assessment Worksheet

SIPC - 7

General Assessment	$	2845
Less:		
July 2012 payment made with SPIC-6		(0)
Assessed Balance Due	$	0

Determination of SIPC Net Operating Revenues

Total Revenue			$	2,678,469
Deductions:				
Commissions, floor brokerage clearance paid to other SIPC members	$	639,196		
Revenues from commodity transactions		198,203		
Total Deductions				837,399
Interest and dividend expense not in excess of income				703,086
SIPC Net Operating Revenues			$	1,137,984
General Assessment 0.0025			$	2,845